ISSUER FREE WRITING PROSPECTUS
Filed pursuant to Rule 433
Registration Statement No. 333-169984
January 18, 2011
January 18, 2011
Ivanhoe Mines rights to cease trading on New York Stock Exchange and NASDAQ on January 25, 2011, and on Toronto Stock Exchange at noon on January 26, 2011
Deadline for shareholders to exercise rights is January 26, 2011
TORONTO, CANADA — Ivanhoe Mines today reminded eligible shareholders that the company’s current rights offering will expire in eight days, on January 26, 2011.
Under terms of the rights offering, all holders of rights must either a) validly deliver their completed rights certificates to the Subscription Agent, CIBC Mellon Trust Company, before the expiry deadline on January 26, 2011, at 5:00 p.m. Eastern Standard Time (EST); or b) provide a notice to the Subscription Agent guaranteeing delivery of their rights certificates within three business days of the January 26 expiry deadline (which will be January 31, 2011), in both cases accompanied by payment of the total applicable subscription price.
An earlier deadline will apply for rights held through securities brokers, dealers, banks, trust companies or other custodians that participate directly or indirectly in the book-based systems administered by CDS Clearing and Depository Services Inc. or the Depository Trust Company. Holders of such rights should contact their broker, dealer, bank, trust company or other custodian to determine the deadlines applicable to them.
Details of the rights offering are contained in the final prospectus, notices and the rights certificate that were mailed to each registered shareholder resident in Canada and the United States on January 5, 2011. The final prospectus, dated December 16, 2010, and the notices are available on SEDAR, EDGAR and the Ivanhoe Mines website (www.ivanhoemines.com).
Key terms of the rights offering include:
•	Ivanhoe Mines has issued, at no charge, to holders of its common stock as of the close of business on December 31, 2010, rights to subscribe to additional shares of Ivanhoe Mines’ common stock at a subscription price of either US$13.88 per share or CDN$13.93 per share.
•	Every 100 rights allow the holder to purchase 15 common shares of Ivanhoe Mines. Every 20 rights, for example, entitle the holder to purchase three common shares.
•	Shareholders who do not wish to exercise their rights to subscribe to new common shares under the offering have the option of selling their rights through the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and NASDAQ.

•	The rights are trading on the TSX under the symbol “IVN.RT”, on the NYSE under the symbol “IVN RT” and on NASDAQ under the symbol “IVN.R.”
•	Trading of the rights on the NYSE and NASDAQ will stop at the close of trading on January 25, 2011. Trading of the rights on the TSX will stop at noon EST on January 26, 2011.
•	The rights offering will expire at 5:00 p.m. EST on January 26, 2011. Rights not exercised prior to the expiry time will be void and of no value.
•	Shareholders who do not exercise all of their rights will have their present ownership interests in Ivanhoe Mines reduced, as a percentage of the total outstanding common shares, as a result of the rights offering.
•	The rights offering is scheduled to close on February 2, 2011.
•	Approximately 85 million common shares are expected to be issued under the rights offering, which would represent approximately 15.0% of Ivanhoe Mines’ outstanding shares as of the December 31, 2010, record date.
Shareholders who have received a rights certificate and wish to exercise their subscription rights should follow the instructions included on the back of the rights certificates and in the notices to Canadian and U.S. registered shareholders. Rights must be exercised at the office of CIBC Mellon Trust Company, 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, Canada, M5L 1G9, before 5:00 p.m. EST on January 26, 2011.
Owners of Ivanhoe Mines’ shares held in brokerage accounts who wish to exercise their subscription rights should follow instructions from their brokers. Those wishing to participate in the rights offering who have not heard from their brokers should deal with their brokers or contact CIBC Mellon Trust Company by telephoning 1-800-387-0825 toll free (in North America), 1-416-643-5500 (if calling from outside North America) or emailing inquiries@cibcmellon.com.
The rights and the underlying common shares have not been qualified under the securities laws of any jurisdiction other than Canada and the United States. Shareholders residing outside Canada and the United States may not be eligible to participate in the rights offering by exercising rights.
Registered shareholders resident outside of Canada and the United States were required to satisfy Ivanhoe Mines of their eligibility — and, if applicable, the eligibility of each beneficial shareholder for whom they may be acting — to participate in the rights offering on or before 4:30 p.m. EST on January 14, 2011. For shareholders who failed to confirm their eligibility, CIBC Mellon will attempt, on a best efforts basis, to sell their rights at such prices and in such markets as CIBC Mellon determines in its sole discretion. In each case, CIBC Mellon will convert, or cause to be converted, any proceeds denominated in Canadian dollars into US dollars at the prevailing exchange rate on the date of distribution and, net of any expenses incurred by CIBC Mellon in connection with such conversion, distribute all proceeds in US dollars to non-qualified holders on a pro rata basis. CIBC Mellon will mail cheques representing the net proceeds, without interest, from such sales. For holders residing outside Canada and the United States and holding rights through a securities broker, dealer, bank, trust company or other custodian, their securities broker, dealer, bank, trust company or other custodian may consider selling any rights for the benefit of those holders — to the extent permitted under arrangements with those holders and applicable law — and to remit the net proceeds to those holders’ accounts.
This news release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities; nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Ivanhoe Mines (www.ivanhoemines.com)
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the world-scale, Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 62% interest in Ivanhoe Australia (TSX & ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Information contacts
Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830
Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, whether or not the above contemplated rights offering will be successfully completed in the future and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” included in the rights offering prospectus or in the Company’s Annual Information Form, which are filed on Sedar and EDGAR. The reader is cautioned not to place undue reliance on forward-looking information or statements.
The issuer has filed a registration statement (including a prospectus) with the SEC for the rights offering to which this communication relates. Before investing, individuals should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the rights offering. The documents are available free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer or dealer managers participating in the rights offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407.

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